CLECO POWER                                                                                         EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges
	FOR THE THREE MONTHS ENDED		FOR THE NINE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)		SEPTEMBER 30, 2006
Earnings from continuing operations	$21,556		$52,476		$59,440
Income taxes	11,428		26,287		35,483
Earnings from continuing operations before income taxes	$32,984		$78,763		$94,923
Fixed charges:
Interest, long-term debt	$8,184		$25,022		$31,832
Interest, other (including interest on short-term debt)	628		1,786		1,678
Amortization of debt expense, premium, net	332		959		1,379
Portion of rentals representative of an interest factor	85		252		341
Total fixed charges	$9,229		$28,019		$35,230
Earnings from continuing operations before income taxes	$32,984		$78,763		$94,923
Plus: total fixed charges from above	9,229		28,019		35,230
Earnings from continuing operations before income taxes and fixed charges	$42,213		$106,782		$130,153
Ratio of earnings to fixed charges	4.57	x	3.81	x	3.69	x